Issuer Free Writing Prospectus

July 28, 2021

Filed Pursuant to Rule 433

Registration No. 333- 252258
as amended by Post-Effective
Amendment No. 1 dated
July 28, 2021

SILVERGATE CAPITAL CORPORATION

8,000,000 Depositary Shares

Each Representing a 1/40th Interest

in a Share of 5.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A

(liquidation preference $1,000 per share (equivalent to $25 per Depositary Share))

Pricing Term Sheet

This pricing term sheet supplements the information set forth under “Description of the Series A Preferred Stock” and “Description of Depositary Shares” in the preliminary prospectus supplement, dated July 28, 2021, to the accompanying prospectus, dated July 28, 2021.

Issuer:	Silvergate Capital Corporation (NYSE: SI)

Securities Offered:	Depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of 5.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A of the Issuer (the “Preferred Stock”)

Expected Ratings (Moody’s/Kroll)*:	Ba3/BBB-

Number of Depositary Shares:	8,000,000 Depositary Shares

Aggregate Liquidation Preference:	$200,000,000

No Option to Purchase Additional Shares:	The underwriters will not have an option to purchase any additional Depositary Shares.

Dividend Rate (Non-Cumulative):	5.375% per annum, only when, as, and if declared

Dividend Payment Dates:	February 15, May 15, August 15 and November 15, commencing November 15, 2021

Day Count:	30/360

Maturity Date:	Perpetual

Optional Redemption:

The Issuer may redeem the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after August 15, 2026, or (ii) in whole but not in part, at any time within 90 days following a “regulatory capital treatment event,” as defined in the preliminary prospectus supplement dated July 28, 2021, in either case, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends to but excluding the redemption date.

In the event of a redemption of the Preferred Stock, the Depositary, as defined in the preliminary prospectus supplement dated July 28, 2021, is expected to redeem a proportionate number of Depositary Shares.

The holders of the Depositary Shares will not have the right to require redemption.

Any redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval by the Board of Governors of the Federal Reserve System.

Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “SIPrA”. If the application is approved, trading of the Depositary Shares on the NYSE is expected to commence within 30 days after the original issuance date of the Depositary Shares.

Trade Date:	July 28, 2021

Settlement Date:	August 4, 2021 (T+5)

Public Offering Price:	$25 per Depositary Share

Underwriting Discount:	$0.723516 per Depositary Share[1]

Net Proceeds to Issuer (before offering expenses):	$194,211,875

CUSIP/ISIN:	82837P 507 / US82837P5070

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Keefe, Bruyette & Woods, Inc. UBS Securities LLC

1 Reflects 3,150,000 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.625 per Depositary Share, and 4,850,000 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per Depositary Share.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Preferred Stock and Depositary Shares are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC and incorporated by reference in such documents for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC at 1-866-471-2526, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, Keefe, Bruyette & Woods, Inc. at 1-800-966-1559 or UBS Securities LLC at 1-888-827-7275.

The closing will occur on or about August 4, 2021, which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.